CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,500,000	$171.90

Pricing supplement no. 695
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011
Registration Statement No. 333-177923 Dated September 21, 2012 Rule 424(b)(2)

Structured Investments	$1,500,000 Knock-Out Buffered Equity Notes Linked to the iShares® MSCI Brazil Index Fund due March 26, 2014
General
•
The notes are designed for investors who seek unleveraged exposure to the appreciation of the closing price of one share of the iShares® MSCI Brazil Index Fund.  Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing March 26, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on September 21, 2012 and are expected to settle on or about September 26, 2012.

Key Terms
Fund:	The iShares® MSCI Brazil Index Fund (the “Fund”)
Knock-Out Buffer Amount:	28.05%
Payment at Maturity:
If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return.  Accordingly, if the Final Share Price is greater than the Initial Share Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the Final Share Price is equal to the Initial Share Price, or if the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate.  Under these circumstances, you will lose some or all of your initial investment at maturity if the Final Share Price is less than the Initial Share Price.

Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount.
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the pricing date, which was $55.85,divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment upon the occurrence of certain events affecting the Fund.  See “General Terms of Notes — Additional Fund Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.

Observation Date†:	March 21, 2014
Maturity Date†:	March 26, 2014
CUSIP:	48126DAE9
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Knock-Out Buffered Equity Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$12.50	$987.50
Total	$1,500,000	$18,750	$1,481,250

(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, whichincludes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assumingthe risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.50 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 21, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 21, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I  and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Knock-Out Buffered Equity Notes Linked to the iShares® MSCI Brazil Index Fund	PS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table illustrates the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return set forth below assumes an Initial Share Price of $56 and reflects the Knock-Out Buffer Amount of 28.05%.  Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return if Knock-Out Event Has Not Occurred (1)	Total Return if Knock-Out Event Has Occurred (2)
Final Share Price	Fund Return
$100.8000	80.00%	80.00%	80.00%
$95.2000	70.00%	70.00%	70.00%
$89.6000	60.00%	60.00%	60.00%
$84.0000	50.00%	50.00%	50.00%
$78.4000	40.00%	40.00%	40.00%
$72.8000	30.00%	30.00%	30.00%
$67.2000	20.00%	20.00%	20.00%
$64.4000	15.00%	15.00%	15.00%
$61.6000	10.00%	10.00%	10.00%
$58.8000	5.00%	5.00%	5.00%
$57.4000	2.50%	2.50%	2.50%
$56.0000	0.00%	0.00%	0.00%
$53.2000	-5.00%	0.00%	-5.00%
$50.4000	-10.00%	0.00%	-10.00%
$47.6000	-15.00%	0.00%	-15.00%
$44.8000	-20.00%	0.00%	-20.00%
$40.2920	-28.05%	0.00%	-28.05%
$40.2864	-28.06%	N/A	-28.06%
$39.2000	-30.00%	N/A	-30.00%
$33.6000	-40.00%	N/A	-40.00%
$28.0000	-50.00%	N/A	-50.00%
$22.4000	-60.00%	N/A	-60.00%
$16.8000	-70.00%	N/A	-70.00%
$11.2000	-80.00%	N/A	-80.00%
$5.6000	-90.00%	N/A	-90.00%
$0.0000	-100.00%	N/A	-100.00%
(1)  The closing price of one share of the Fund is greater than or equal to $40.292 (71.95% of the hypothetical Initial Share Price) on each day during the Monitoring Period.
(2)  The closing price of one share of the Fund is less than $40.292 (71.95% of the hypothetical Initial Share Price) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a total return set forth in the table above is calculated.

Example 1:  The closing price of one share of the Fund increases from the Initial Share Price of $56 to a Final Share Price of $58.80. Because the Final Share Price of $58.80 is greater than the Initial Share Price of $58.80 and the Fund Return is 5.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2:  A Knock-Out Event has not occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $56 to a Final Share Price of $44.80.  Although the Final Share Price of $44.80 is less than the Initial Share Price of $56, because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3:  A Knock-Out Event has occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $56 to a Final Share Price of $44.80.  Because a Knock-Out Event has occurred, the Final Share Price of $44.80 is less than the Initial Share Price of $56 and the Fund Return is -20%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

Example 4:  The closing price of one share of the Fund decreases from the Initial Share Price of $56 to a Final Share Price of $22.40.  Because the Final Share Price of $22.40 is less than the Initial Share Price of $56 by more than the Knock-Out Buffer Amount of 28.05%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Knock-Out Buffered Equity Notes Linked to the iShares® MSCI Brazil Index Fund	PS-2

Selected Purchase Considerations

•
UNLEVERAGED AND UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to any positive Fund Return.  The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the Fund.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the closing price of one share of the Fund is not less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period (i.e., if a Knock-Out Event has not occurred).  If the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on at least one day during the Monitoring Period (i.e., if a Knock-Out Event has occurred), the benefit provided by the Knock-Out Buffer will terminate, and for every 1% that the Final Share Price is less than the Initial Share Price by more than the Knock-Out Buffer Amount, you will lose an amount equal to 1% of the principal amount of your notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” on PS-2 of this pricing supplement.

•
RETURN LINKED TO THE iSHARES® MSCI BRAZIL INDEX FUND — The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios.  The iShares® MSCI Brazil Index Fund trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “EWZ.”  The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian equity market, as measured by the MSCI Brazil Index, which we refer to as the Underlying Index.  The Underlying Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil.  For additional information about the Fund, see the information set forth under “Fund Descriptions — The iShares® MSCI Brazil Index Fund” in the accompanying underlying supplement no. 1-I.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Additional Tax Consideration
Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations.  If withholding is required, we will not be required to pay additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Fund Return is positive or negative.  If the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate.  Under

JPMorgan Structured Investments — Knock-Out Buffered Equity Notes Linked to the iShares® MSCI Brazil Index Fund	PS-3

these circumstances, you will at maturity be fully exposed to any depreciation in the Fund.  If a Knock-Out Event has occurred, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.   Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

•
THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Fund.  We refer to this feature as a contingent buffer.  Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price.  You will be subject to this potential loss of principal even if the Fund subsequently increases such that the Final Share Price is less than the Initial Share Price by not more than the Knock-Out Buffer Amount, or is equal to or greater than the Initial Share Price.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.

•
THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

•
DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

•
RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE FUND IS VOLATILE — The likelihood that the closing price of one share of the Fund will be less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Fund — the frequency and magnitude of changes in the price of the Fund.

JPMorgan Structured Investments — Knock-Out Buffered Equity Notes Linked to the iShares® MSCI Brazil Index Fund	PS-4

•
NON-U.S. SECURITIES RISK — The equity securities that compose the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade, which is primarily the Brazilian real.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in those currencies in the Fund.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced.  Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of government surpluses or deficits in Brazil and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of those currencies and the United States and other countries important to international trade and finance.

•
EMERGING MARKETS RISK — The equity securities held by the Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  Any of the foregoing could adversely affect the market value of shares of the Fund and the notes.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Fund on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•     the actual and expected volatility of the Fund;

•     the time to maturity of the notes;

•     whether a Knock-Out Event has occurred or is expected to occur;

•     the dividend rates on the Fund and the equity securities underlying the Fund;

•     interest and yield rates in the market generally;

•     a variety of economic, financial, political, regulatory and judicial events;

•      the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Fund trade and the correlation between those rates and the prices of shares of the Fund;

•      the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and

•      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Knock-Out Buffered Equity Notes Linked to the iShares® MSCI Brazil Index Fund	PS-5

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly historical closing prices of one share of the Fund from January 5, 2007 through September 21, 2012.  The closing price of one share of the Fund on September 21, 2012 was $55.85.  We obtained the closing prices of one share of the Fund below from Bloomberg Financial Markets, without independent verification.

The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Observation Date or any day during the Monitoring Period.  We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.  We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Knock-Out Buffered Equity Notes Linked to the iShares® MSCI Brazil Index Fund	PS-6